

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2021

Andrew Birnbaum
Chief Executive Officer
Quest Management Inc.
797 South First Street
Fulton, NY 13069

> **Re: Quest Management Inc.**
> **Form 10-K for the Fiscal Year Ended October 31, 2020**
> **Filed May 13, 2021**
> **File No. 333-201215**

Dear Mr. Birnbaum:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing